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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                                July 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change July 16, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on July 16, 2004 and filed on SEDAR on July 16, 2004.
Item 4.	Summary of Material Change Kensington Resources Ltd. (the “Company”) announced the appointment of William E. Stanley to the Board of Directors and the granting of stock options.
Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President, telephone:  (250) 361-1578.

Item 9.	Date of Report July 16, 2004

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

WILLIAM E. STANLEY

APPOINTED TO THE BOARD OF DIRECTORS

Victoria, B.C., Friday, July 16, 2004 – Kensington Resources Ltd. (the “Company”) announces the appointment of William E. Stanley to the Board of Directors, effective immediately.

W. E. (Bill) Stanley is a retired partner with Coopers & Lybrand Consulting (PricewaterhouseCoopers) and a former Director of the firm’s Canadian and International mining practices.  Over the past 35 years, his consulting career has incorporated both international mining assignments and a variety of projects for most of the major mining companies in Canada.  Currently, he is an Adjunct Professor at the University of British Columbia’s Department of Mining and Mineral Process Engineering and he is on the Board of Directors of Miramar Mining Corporation.  He is a former Director of Westmin Resources Limited, Gibraltar Mines Limited, Teck Corporation and Luscar Limited and a past President of the Canadian Institute of Mining, Metallurgy & Petroleum (CIM).  Mr. Stanley is a graduate of the Provincial Institute of Mining, Haileybury, Northern Ontario and holds a B.Sc. in Mine Engineering from Michigan Technological University.

Robert A. McCallum, President of Kensington stated, “Part of the Company’s current corporate mandate is to strengthen its board of directors.  Mr. Stanley brings with him a wealth of technical knowledge and experience at a senior level and we are pleased to have someone of his caliber joining our board.”

 “I was attracted by the immense scale and potential of the Fort à la Corne Project,” stated Mr. Stanley. “I look forward to working with the other directors of Kensington and its management in the interest of the Company's shareholders,” said Mr. Stanley.

The Company also reports the granting of 150,000 stock options to Mr. Stanley, exercisable at a price of $0.77 per share for a five-year period pursuant to the Company’s Stock Option Plan.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “Robert A. McCallum”

Robert A. McCallum

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Robert A. McCallum, President

Kensington Resources Ltd.

Tel:  1-800-514-7859 or (250) 361-1578

E-mail:  rob-mccallum@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change July 28, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on July 28, 2004 and filed on SEDAR on July 28, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that the forward work program budget for the Fort à la Corne Diamond Project in Saskatchewan has been substantially increased, from $6.0 million to $7.6 million, to cover the scope of the aggressive exploration and evaluation activities that were agreed upon at the Joint Venture meeting of June 16, 2004.  Drilling is scheduled to commence in August and a second phase of drilling may be implemented as early as the second quarter of 2005.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President, telephone:  (250) 361-1578.

Item 9.	Date of Report July 28, 2004

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

2004-2005 EVALUATION AND EXPLORATION PROGRAM

BUDGET SUBSTANTIALLY INCREASED

Victoria, B.C. Wednesday, July 28, 2004 – Kensington Resources Ltd. (the “Company”) announces that the forward work program budget for the Fort à la Corne Diamond Project in Saskatchewan has been substantially increased, from $6.0 million to $7.6 million, to cover the scope of the aggressive exploration and evaluation activities that were agreed upon at the Joint Venture meeting of June 16, 2004.  Drilling is scheduled to commence in August and a second phase of drilling may be implemented as early as the second quarter of 2005.

As announced in the Company’s news release of June 28, 2004, the operator recommended a major shift in strategy for this year’s program.  Instead of assessing the average grades of individual bodies, the new approach is focused on defining the higher grade units within proximally-located priority kimberlite bodies.  Considering these higher grade units in combination as a single resource will permit significant economy of scale to be achieved for a large scale mining operation.

“This is by far the largest program to date in the history of the Fort à la Corne Project,” stated Robert A. McCallum, President of Kensington.  “We support the major shift in strategy for this year’s program and the increased budget confirms that the joint venture partners are fully committed to advancing the project to a development decision as quickly as possible.”

A total of eight large diameter (36-inch or 914 mm) minibulk sampling holes will be distributed over bodies 140/141 and 122 designed to increase confidence levels in grade and revenue estimates.  Additional HQ coreholes may be required as pilot holes for these large diameter drillholes.  An HQ core (63.5 mm diameter) drilling program will be targeted on three of the next most prospective kimberlite bodies in the southern portion of the claims and designed specifically to test for higher-grade zones.  Initial planning has resulted in placement of eight coreholes on each of the bodies.  In addition, the JV will conduct an NQ core (47 mm diameter) core drilling program to test newly-defined kimberlite targets in the southern claim area that were defined by airborne magnetic and electromagnetic surveys.  This part of the program includes testing the large gravity anomaly located adjacent to the east side of Kimberlite 150.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “Robert A. McCallum”

Robert A. McCallum

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Robert A. McCallum, President

Kensington Resources Ltd.

Tel:  1-800-514-7859 or (250) 361-1578

E-mail:  rob-mccallum@kensington-resources.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements that include the words “believes,” “expects,” “anticipates” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors contained in the Company's documents filed from time to time with the B.C. Securities Commission and the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director